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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 42nd Floor
(No. and Street)

New York (City) NY (State) 10005-1101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N.B. Rucker 212-813-6383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/

OATH OR AFFIRMATION

I, James N.B. Rucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 3/24/07

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation

(A wholly-owned subsidiary of
MarketAxess Holdings Inc.)

Statement of Financial Condition
December 31, 2004

Index

December 31, 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Shareholder of MarketAxess Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of MarketAxess Corporation (a wholly owned subsidiary of MarketAxess Holdings Inc.) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2005

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 27,087,138
Short-term investments, at market value	5,796,987
Deposit with clearing broker	500,000
Accounts receivable, net of allowance of $269,602	10,442,149
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $11,149,184	4,765,135
Software development costs, net of amortization of $11,116,947	5,587,151
Prepaid expenses	1,269,313
Deferred tax assets, net	14,411,241
Other assets	416,078
Total assets	$ 70,275,192
Liabilities and Shareholder's Equity	
Liabilities	
Accrued employee compensation	$ 7,763,774
Deferred license revenue	1,292,019
Accounts payable, accrued expenses, and other liabilities	2,361,415
Payable to MarketAxess Holdings Inc.	1,541,718
Total liabilities	12,958,926
Shareholder's Equity	
Common stock $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	56,089,235
Retained earnings	1,227,021
Total shareholder's equity	57,316,266
Total liabilities and shareholder's equity	$ 70,275,192

The accompanying notes are an integral part of this financial statement.

1. Organization and Principal Business Activity

MarketAxess Corporation, ("the Company"), was incorporated in Delaware on September 12, 1997, and operates an electronic, multi-dealer to client platform (the "System") for U.S. high-grade corporate bond trading and for the trading of sovereign and corporate bonds issued by entities domiciled in emerging markets and U.S. Treasury securities. The Company facilitates transactions between its broker-dealer and institutional investor clients. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. banks and in money market funds. The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less.

Short-Term Investments

Short-term investments consist of U.S. government obligations with maturities of greater than three months and less than one year at the time of purchase and are reported at fair value. Short-term investment purchases and sales are recorded on the trade date.

Deposit with Clearing Broker

The deposit with a clearing broker consists of cash on deposit in a clearance account with an unrelated broker-dealer.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. Leasehold improvements are stated at cost less accumulated amortization.

Software Development Costs

In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation, related benefits and consultant's costs that are engaged in software development that is used for internal uses. Once the product is ready for its intended use, capitalized costs are amortized on the straight-line basis.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is

recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Credit Risk
The Company operates an anonymous internet based electronic trading system for its broker-dealers clients. The Company executes trades on a riskless principal basis which are cleared and settled by an independent clearing broker-dealer. The Company is exposed to credit risk in the event a contra-party does not fulfill its obligation to complete the transaction. The Company uses various procedures to manage its credit exposure, including a review of the credit standing and the establishment of credit limits for each contra-party.

Guarantees
The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers with which it conducts business.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Accounts Receivable
Revenues associated with the Company's commission and fee arrangements are recorded in Accounts Receivable, net, to the extent they have been or will be invoiced, and have not been collected at December 31, 2004.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital

of $19,391,120 which exceeded its required net capital of $863,928 by $18,527,192. The Company's ratio of aggregate indebtedness to net capital was .67 to 1.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements, net, are comprised of the following:

Computer and related equipment	$ 10,251,805
Office hardware	2,765,932
Furniture and fixtures	1,061,743
Accumulated depreciation	(10,240,741)
Total furniture and equipment, net	3,838,739
Leasehold improvements	1,834,839
Accumulated amortization	(908,443)
Total leasehold improvements, net	926,396
Total furniture, equipment, and leasehold improvements, net	$ 4,765,135

5. Software Development Costs

Software development costs, net, are comprised of the following:

Software development costs	$ 16,704,098
Accumulated amortization	(11,116,947)
Total software development costs, net	$ 5,587,151

The Company accounts for software development costs under the provisions of SOP No. 98-1. During the year ended December 31, 2004, software development costs totaling $3,588,284 were capitalized.

6. Income Taxes

The Company is a member of a consolidated/combined U.S. Federal and state and local tax group with its Parent. The Company computes its tax provision/(benefits) on a separate company basis. The Company is a party to a tax sharing agreement with its Parent.

The Company accounts for income taxes under the provisions of SFAS No. 109.

The Company is subject to the Alternative Minimum Tax ("AMT"). The AMT is imposed at the U.S. federal level. The Company has available tax credits, as detailed below, that are utilized to eliminate the AMT liability.

The Company has available various tax credits that can be used to reduce or eliminate current or future tax liabilities. A summary of these credits and their expiration dates are as follows:

Expire Beginning December 31,	
Research activity credit carryforwards	
2017	$ 60,640
2018	132,445
2019	91,666
2020	3,451
2022	122,475
2023	333,031
2024	356,818
	1,100,526
New York Liberty Zone credit carryforwards	
2023	113,749
Total tax credit carryforwards	1,214,275
Less: Valuation allowance	(288,202)
Net tax credit carryforwards	$ 926,073

As of December 31, 2004, the Company utilized $299,068 of its Liberty Zone tax credits to reduce its AMT liability.

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and pertinent tax provisions, the utilization of $288,202 of research activity credits that expire in the years ending 2017 through 2020 may not be utilized prior to expiration and accordingly, an allowance for these credits has been established.

The following is a summary of the Company's gross deferred tax assets and liability, reduced to a net deferred tax asset by a valuation allowance:

Deferred tax asset	
Net operating loss carryforwards	$ 32,620,409
Depreciation	926,184
Allowance from doubtful accounts	64,642
Charitable contributions carryforwards	50,140
Tax credits	1,214,275
Total deferred tax assets	34,875,650
Deferred tax liability	
Capitalized development costs	(2,328,111)
Valuation allowance	(18,136,298)
Net deferred tax assets, net	$ 14,411,241

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities in the tax rates is recognized in income in the period that included the

enactment date. A valuation allowance is recognized against a deferred tax asset if it is more likely than not that some portion of the gross deferred tax asset will not be realized in future years.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. A valuation allowance is recorded when it is more likely than not that some portion or all of the gross deferred tax assets will not be realized in future years. As defined below, certain of the Company's operating loss carryforwards are subject to significant limitations on an annual utilization pursuant to the Internal Revenue Code.

A summary of the Company's net operating carryforwards and their related expiration dates which affect the deferred tax assets previously described is as follows:

Net operating loss carryforward	
Expire Beginning December 31,	
2017	$ 186,474
2018	5,541,107
2019	14,580,018
2020	19,853,926
2021	12,431,377
2022	18,943,084
Total net operating loss carryforwards	$71,535,986

7. **Related Parties**

As of and for the year ended December 31, 2004, the Company had the following balances and transactions with related parties that include shareholders of the Company's parent, MarketAxess Holdings Inc.:

Cash and cash equivalents	$ 27,087,138
Accounts receivable	5,669,303
Software development cost, net of amortization	221,740
Other assets	206,525
Accounts payable	1,541,718

In addition, short-term investments consist of U.S. government obligations on deposit with a related party in its role as a custodian.

The Company has an agreement with Moneyline Telerate ("Moneyline") under which Moneyline developed a significant core element of the System.

The Moneyline agreement is in the name of the Company and Moneyline's contribution of its licensing technology is applicable to the Company's U.S. high-grade trading platform and to the European high-grade trading platform.

The European high-grade trading platform is operated by the Company on the behalf of an affiliate, MarketAxess Europe Limited.

In May 2004, the Company ceased using the Moneyline software relating to the U.S. high-grade trading platform and began using internally developed software.

The Company is contingently obligated for a letter of credit obtained from an affiliate of a broker-dealer client for $402,640 (see Note 8).

In addition, at December 31, 2004, the Company recorded a payable to the Parent of $1,541,718 related to a tax sharing agreement with the Parent. This amount was paid in January 2005.

8. Commitments and Contingencies

The Company maintains a securities clearing agreement with an unrelated clearing broker. The Company is contractually obligated to a minimum fee of $25,000 per quarter with this commitment waived for the first 180 days of the relationship. This agreement commenced in December 2004.

The securities clearing agreement also contains a termination fee. If the Company terminates the securities clearing agreement during 2005 the Company is obligated to pay $25,000 and if the termination occurs in 2006 or 2007 the Company is obligated to pay $10,000. As the Company does not presently anticipate cancellation, no accrual for such obligation has been recognized.

Under the securities clearing agreement the Company maintains a collateral deposit in the form of cash or U.S. government securities. As of December 31, 2004, the Company had $500,000 on deposit with the clearing broker.

At December 31, 2004, the Company is contingently obligated for a letter of credit deposited with a landlord for office space. The letter of credit for $402,640, which expires on November 9, 2005, is collateralized with a U.S. government obligation held in the name of MarketAxess Holdings Inc.

The Company leases its office space under non-cancelable lease agreements expiring at various dates through 2010. These leases are subject to escalation clauses based on certain costs incurred by the landlord.

Minimum rentals under such leases are as follows:

Year Ending December 31,	**Minimum Rentals**
2005	$ 1,126,872
2006	1,126,872
2007	1,126,872
2008	1,126,872
2009	1,126,872
Thereafter	187,812
Total	$ 5,822,172

9. Savings and Retirement Plans

The Company offers its employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). The 401(k) Plan is available to all full time employees of the Company. The Company made no matching contributions to the 401(k) Plan for the year ended December 31, 2004, although it has discretion to do so in the future.

PRICEWATERHOUSECOOPERS

SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH. D.C. 213 SECTION

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors and
Shareholder of MarketAxess Corporation

In planning and performing our audit of the financial statements and supplemental schedules of MarketAxess Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2005